Mail Stop 4561

January 16, 2007

Mr. Keith R. Guericke
Chief Executive Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

      Re: **Essex Property Trust, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 14, 2006
              File No. 1-13106

Dear Mr. Guericke:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                    Sincerely,

                    Linda van Doorn
                    Senior Assistant Chief Accountant